UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2020

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   ☒                                Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                                         No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ☐.)

EXHIBITS

Exhibit Number
1	Circular dated April 15, 2020 in respect of Proposed General Mandates to Buy Back Shares and to Issue Shares, Proposed Re-Election of Directors and Notice of Annual General Meeting.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

·	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

·

changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory and tariff policies of the State Council of the PRC, the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

·	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

·

changes in telecommunications and related technologies including the fifth generation mobile telecommunications, or 5G, and future generations of mobile technologies, and applications based on such technologies, including testing and monetization of 5G and future generations of mobile technologies;

·	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications and future 5G services;

·

competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

·	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

·	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

·

the potential impact of restrictions, sanctions or other legal or regulatory actions under relevant laws and regulations in various jurisdictions on our telecommunications equipment suppliers and other business partners;

·	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

·	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

·	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

·

changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)

Date: April 16, 2020
	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer or registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in China Unicom (Hong Kong) Limited, you should at once hand this circular and the accompanying forms of proxies to the purchaser or the transferee or to the bank, licensed securities dealer or registered institution in securities or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

 (Incorporated in  Hong Kong with limited liability)

(Stock Code: 0762)

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

The AGM will be convened at 11 : 00 a.m. on 25 May 2020 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means. The Notice of AGM is set out on pages 12 to 16 of this circular.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company s Share Registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen s Road East, Wan Chai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

PRECAUTIONARY MEASURES FOR THE ANNUAL GENERAL MEETING

In light of the COVID-19 pandemic, the Company will implement certain precautionary measures at the AGM in the interests of the health and safety of our shareholders, directors, staff and other participants of the AGM, which include without limitation:

(i)            requiring all attendees of the AGM be subject to body temperature screening;

(ii)          requiring all attendees of the AGM to wear surgical mask before they are permitted to attend, and during their attendance of the AGM; and

(iii)         no distribution of souvenir and no refreshment will be served by the Company at the AGM this year.

Should anyone seeking to attend the AGM decline to comply with these precautionary measures or has fever-like or otherwise unwell symptoms, the Company reserves the right to refuse such person’s admission to the AGM.

Shareholders are kindly reminded that subject to the situation of COVID-19 pandemic at the time of the AGM, the attendance at the AGM may pose a health risk to the attendees. Shareholders should assess for themselves whether they should attend in person. Shareholders may consider appointing the chairman of  the AGM as his/her proxy to vote on the resolutions, instead of attending the AGM in person.

15 April 2020

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DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

‘‘AGM’’

the annual general meeting of the Company to be held on 25 May 2020 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street,  Xicheng District, Beijing, P.R.C. concurrently by electronic means

‘‘Articles of Association’’	the articles of association of China Unicom (Hong Kong) Limited

‘‘Board’’	the board of directors of the Company

‘‘Buy-back Mandate’’	the mandate granted to the Company if the ordinary resolution set out in item 5 of the Notice of AGM is passed

‘‘Companies Ordinance’’	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended from time to time

‘‘Company’’

China Unicom (Hong Kong) Limited, a company incorporated under the laws of Hong Kong with limited liability and whose Shares and American Depositary Shares are listed on the Stock Exchange and the New York Stock Exchange, respectively

‘‘Directors’’	the directors of the Company

‘‘Group’’	the Company and its subsidiaries

‘‘Hong Kong’’	the Hong Kong Special Administrative Region of the People’s Republic of China

‘‘Latest Practicable Date’’	6 April 2020

‘‘Listing Rules’’	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

‘‘Notice of AGM’’	notice of the AGM dated 15 April 2020

‘‘Shareholder(s)’’	holder(s) of the Shares

‘‘Shares’’	shares in the share capital of the Company

‘‘Stock Exchange’’	The Stock Exchange of Hong Kong Limited

‘‘Takeovers Code’’	Hong Kong Code on Takeovers and Mergers

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DEFINITIONS

‘‘Unicom BVI’’	China Unicom (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

‘‘Unicom Group’’	中國聯合網絡通信集團有限公司 (China United Network Communications Group Company Limited), a state-owned enterprise established under the laws of the PRC and the ultimate parent company of the Company

‘‘Unicom Group BVI’’	China Unicom Group Corporation (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and an immediate controlling shareholder of the Company

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LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Executive Directors: Wang Xiaochu Li Fushen Zhu Kebing Fan Yunjun	Registered office: 75th Floor, The Center 99 Queen’s Road Central Hong Kong

Non-executive Director: Cesareo Alierta Izuel

Independent Non-executive Directors: Cheung Wing Lam Linus Wong Wai Ming Chung Shui Ming Timpson Law Fan Chiu Fun Fanny
15 April 2020

To the Shareholders

Dear Sir or Madam,

PROPOSED GENERAL MANDATES TO

BUY BACK SHARES AND TO ISSUE SHARES,

PROPOSED RE-ELECTION OF DIRECTORS

AND

NOTICE OF ANNUAL GENERAL MEETING

1.            INTRODUCTION

The purpose of this circular is to provide you with details of (1) the proposed general mandate to buy back shares and to issue Shares of the Company, (2) the proposed re-election of Directors, and (3) the Notice of AGM.

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LETTER FROM THE BOARD

2.            PROPOSED GENERAL MANDATES TO BUY BACK SHARES AND TO ISSUE SHARES

A general mandate was granted to the Board to exercise the power of the Company to buy back Shares at the last annual general meeting of the Company held on 10 May 2019. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to buy back Shares in the Company with an aggregate number of Shares not exceeding 10% of the total number of Shares in issue.

An explanatory statement, as required by the Listing Rules to be sent to the Shareholders in connection with the proposed ordinary resolution set out in item 5 of the Notice of AGM for the approval of the renewal of the general mandate for buy-back of Shares, is set out in  Appendix I  to  this circular.

A general mandate was granted to the Board to exercise the power of the Company to issue Shares at the last annual general meeting of the Company held 10 May 2019. Such mandate will lapse at the conclusion of the forthcoming AGM. Therefore it is proposed that a fresh general mandate be granted to the Board to issue Shares as more details are set out in item 6 of the Notice of AGM.

A resolution as set out in item 7 of the Notice of AGM will also be proposed at the AGM authorising the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the number representing the aggregate number of Shares bought back pursuant to the Buy-back Mandate.

3.            PROPOSED RE-ELECTION OF DIRECTORS

Pursuant to the Articles of Association, Mr. Li Fushen, Mr. Fan Yunjun, Mr. Cesareo Alierta Izuel and Mrs. Law Fan Chiu Fun Fanny will retire at the AGM, and be eligible for re-election. As Mr. Cesareo Alierta Izuel is increasingly devoted to social initiatives which require growing energies and time commitment, he has informed the Company that he will not offer himself for re-election at the AGM and will retire at the conclusion of the AGM. Mr. Li Fushen, Mr. Fan Yunjun and  Mrs.  Law Fan Chiu Fun Fanny (together, the ‘‘Directors for Re-Election’’), being eligible, offer themselves for re-election.

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LETTER FROM THE BOARD

During the tenure of Mr. Li Fushen, Mr. Fan Yunjun and Mrs. Law Fan Chiu Fun Fanny as Directors, they have provided excellent advice on the affairs of  the Company from time to time which promoted and enhanced the management of the Company and standardised the corporate governance practice of the Company. In 2019, the Company was awarded a number of accolades, including it was voted again as ‘‘Asia’s No. 1 Best Managed Telecommunications Company’’ by FinanceAsia and voted as ‘‘Asia’s No. 1 Most Honored Telecom Company’’ by Institutional Investor for four consecutive years. Mrs. Law Fan Chiu Fun Fanny as an  Independent  Non-Executive  Director of the Company, has confirmed to the Company that she is in compliance with the requirements of independence pursuant to Rule 3.13 of the Listing Rules (including the  notes  thereto) and has devoted sufficient time and attention to the affairs of the Company. The Company  has conducted assessment on her independence, and is of the view that she complies with the guidelines on independence as set out in Rule 3.13 of the Listing Rules (including the notes thereto) and that Mrs. Law Fan Chiu Fun Fanny is considered as independent in accordance with the  provisions of the guidelines. Meanwhile, the Company is of the view that Mrs. Law Fan Chiu Fun Fanny performed her fiduciary duties as well as devoted sufficient time and attention to the affairs of the Company. Mrs. Law Fan Chiu Fun Fanny has extensive experience in  administration management and technology (please refer to Appendix  II  for  details).  According  to  the Company’s nomination policy, the Nomination Committee  reviewed  the  Board’s  structure,  size and composition with due regard to the benefits of diversity on the Board, was of the view that the re-election of the three Directors to be Directors of the Company can continuously enhance the level of management of the Company and keep the diversity of Board composition (including but not  limited to gender, age, cultural and educational background, professional experience, skills, knowledge and duration of service) through leveraging their professional experience and knowledge. It can also promote the objective decision-making of the Board and contribute to the full  and impartial supervision of the management of the Company in accordance with the interests of the Company and the Shareholders as a whole. The Board accepted the opinion and recommendation by the Nomination Committee. The Board recommended the three directors to be  re-elected  at  the AGM.

The biographies of the proposed Directors for Re-Election are set out in the Appendix II to this circular.

Except as noted in the biographies, (i) the Directors for Re-Election have not held any other directorships in any listed public companies in the last three years nor any post in an affiliated company of the Group; and (ii) none of the Directors for Re-Election is connected with any  Directors, senior management, substantial shareholders (as defined under the Listing Rules) or controlling shareholders of the Company.

The Directors for Re-Election did not have any  interest in the Shares of  the Company within  the meaning of Part XV of the Securities and Futures Ordinance.

- 5 -

LETTER FROM THE BOARD

Please refer to the 2019 Annual Report of the Company for details of the remuneration of  Mr.  Li Fushen and Mrs. Law Fan Chiu Fun Fanny in 2019. Mr. Fan Yunjun has been appointed as a Director of the Company in February 2020. The terms of services agreed between the Directors for Re-Election and the Company neither specify the length of service nor require the Company to give more than one year’s advance notice or to make payments equivalent to more than one year’s remuneration to terminate the service (other than statutory compensation). However, the  Directors are subject to retirement at annual general meetings in accordance with the Articles of Association. The proposed remuneration package of directors of the Company will be determined by the Remuneration Committee, subject to approval by the Board and in compliance with applicable laws, regulations and policies, and taking into account the responsibilities of such person in the Company, his experience and performance as well as the prevailing market conditions. The Company will disclose as and when appropriate once the proposed remuneration packages for such persons have been determined.

Save as disclosed in this circular, each of the Directors for Re-Election has confirmed that there is no other matter that needs to be brought to the attention of the Shareholders of the Company and that there is no other information to be disclosed pursuant to Rule 13.51(2) of the Listing Rules.

4.           ANNUAL GENERAL MEETING

The AGM will be convened at 11 : 00 a.m. on 25 May 2020 at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8 Finance Street, Central, Hong Kong and China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means. The Notice of AGM is set out on pages 12 to 16 of this circular. No Shareholders will be required to abstain from voting at the AGM. Voting will be taken by way of poll in accordance with the requirements of Listing Rules.

The proxy form is enclosed in this circular. Whether or not Shareholders intend to attend the AGM, they are advised to complete and return the enclosed proxy form to the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, as soon as practicable and in any event by not later than 48 hours before the time appointed for holding the AGM. The completion and return of the proxy form will not preclude you from attending and voting in person at the AGM should you so wish.

5.           RECOMMENDATION

The Board considers that the resolutions as set out in the Notice of AGM are all in the best interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends you to vote in favour of all of the resolutions at the AGM.

By Order of the Board China Unicom (Hong Kong) Limited Wang Xiaochu Chairman and Chief Executive Officer

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APPENDIX I EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

This explanatory statement contains all the information required under Rule 10.06(1)(b) of the Listing Rules and also constitutes a memorandum required under section 239 of the Companies Ordinance.

EXERCISE OF THE BUY-BACK MANDATE

The Directors believe that the flexibility afforded by the Buy-back Mandate would be beneficial to the Company. It is proposed that up to 10% of the total number of issued and outstanding Shares    on the date of the passing of the ordinary resolution (subject to adjustment in the case of any subdivision and consolidation of Shares after the relevant general meeting) to approve the Buy-back Mandate may be bought back. As at the Latest Practicable Date, 30,598,124,345 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorised to buy back up to 3,059,812,434 Shares during the period up to the date of the next annual general meeting in 2021, or the expiration of the period within which the next annual general meeting of  the  Company  is required by law to be held, or the revocation or variation of the Buy-back Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.

REASONS FOR BUY-BACKS

Buy-backs of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such buy-backs may, depending on the market conditions  and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.

FUNDING OF BUY-BACKS

Buy-backs pursuant to the Buy-back Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any buy-backs will be made out of funds of the Company legally permitted to be utilised for such purpose in accordance with its Articles of Association and the laws of Hong Kong, including distributable profits. Under the Companies Ordinance, a company’s distributable profits, in relation to the making of a payment  by  the  company, are those profits out of which the company could lawfully make a distribution equal in value to the payment.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2019) in the event that the Buy-back Mandate is exercised in full.

However, the Directors do not propose to exercise the Buy-back Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.

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APPENDIX I EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

DISCLOSURE OF INTERESTS

None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their close associates (as defined under the Listing Rules), have any present intention to sell Shares to the Company or its subsidiaries if the Buy-back Mandate is approved by the Shareholders. No core connected persons (as defined under the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company or (ii) have undertaken not to sell Shares to the Company, if the Buy-back Mandate is approved by the Shareholders.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that they will exercise the Buy-back Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

SHARE BUY-BACKS MADE BY THE COMPANY

No buy-backs of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this circular.

TAKEOVERS CODE CONSEQUENCES

If as a result of a buy-back of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders  acting  in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a  mandatory offer in accordance with Rule 26   of the Takeovers Code.

As at the Latest Practicable Date, the immediate controlling shareholders of the Company are, Unicom BVI and Unicom Group BVI. Unicom BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 16,376,043,282 Shares, representing approximately 53.52% of the total number of issued and outstanding Shares as at that date. If the Buy-back Mandate is exercised in full, Unicom BVI will be interested in approximately 59.47% of the reduced number of issued and outstanding Shares based on Unicom BVI’s interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom Group BVI was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having a beneficial interest in 8,082,130,236 Shares, representing approximately 26.41% of the total number of issued and outstanding Shares of the Company as at that date. If the Buy-back Mandate is exercised in full, Unicom Group BVI will be interested in approximately 29.35% of the reduced number of issued and outstanding Shares based on Unicom Group BVI’s beneficial interest in the issued and outstanding Shares and the total number of issued and outstanding Shares as at the Latest Practicable Date. Unicom BVI and Unicom Group BVI are presumed to be acting in concert with each other in respect of their aggregate 79.93% shareholding in the Company pursuant to class of the definition of ‘‘acting in concert’’ in the Takeovers Code as they are both ultimately controlled by Unicom Group. Therefore, as the aggregate shareholding in the Company held by Unicom BVI and Unicom Group BVI, being persons acting in concert, exceeds 50%, exercise of the Buy-back Mandate should, subject to the specific circumstances in the particular case, not result in a mandatory offer obligation upon Unicom BVI and Unicom Group BVI under Rule 26 of the Takeovers Code. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a buy-back of the Shares.

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APPENDIX I EXPLANATORY STATEMENT OF SHARE BUY-BACK MANDATE

MARKET PRICES

The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Traded market price
	Highest HKD	Lowest HKD
2019 April	10.50	9.15
May	9.33	8.13
June	8.76	8.26
July	8.75	7.59
August	8.14	6.96
September	8.56	7.67
October	8.76	7.76
November	8.02	6.65
December	7.37	6.52

2020 January	7.37	6.50
February	6.92	6.14
March	6.35	3.84
April (up to the latest practicable 6 April 2020)	5.17	4.41

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APPENDIX II BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

BIOGRAPHIES OF THE DIRECTORS FOR RE-ELECTION AT THE AGM

Mr. Li Fushen

Executive Director

Aged 57, was appointed in March 2011 as an Executive Director of the Company. Mr. Li graduated from the Jilin Engineering Institute in 1988 and received a master’s degree in management from the Australian National University in 2004. Mr. Li served as Deputy General Manager of the  former Jilin Provincial Telecommunications Company and Jilin Communications Company, General  Manager of the Finance Department and the Chief Accountant of China Network Communications Group Corporation, Chief Financial Officer, Executive Director and Joint Company Secretary of China Netcom Group Corporation (Hong Kong) Limited, Vice General Manager and Chief Accountant of Unicom Group and Senior Vice President and Chief Financial Officer of  the  Company. In addition, Mr. Li also serves as a Non-Executive Director and the Deputy Chairman of the Board of PCCW Limited (listed on the Hong Kong Stock Exchange with  an  American  Depositary Receipts trading on OTC Markets Group Inc.), a Non-Executive Director of  HKT  Limited (HKT Trust and HKT Limited are listed on the Hong Kong Stock Exchange) and HKT Management Limited (the trustee manager of the HKT Trust), a Director of China United Network Communications Group Company Limited (‘‘Unicom Group’’), a Director of China United Network Communications Limited (‘‘A Share Company’’), as well as a Director of China United Network Communications Corporation Limited (‘‘CUCL’’). Mr. Li has worked in the telecommunications industry for a long period of time and has extensive management experience.

Mr. Fan Yunjun

Executive Director and Senior Vice President

Aged 47, was appointed in February 2020 as an Executive Director of the Company. Mr. Fan was appointed in January 2019 as a Senior Vice President of the Company. Mr. Fan, a senior engineer, received a doctorate degree of Engineering in Signal and Information Processing from Beijing University of Posts and Telecommunications in 1998. Mr. Fan served as a Director and Vice General Manager of China Mobile Group Beijing Company Limited, the Chairman and Chief  Executive Officer of CMPak Limited, the Chairman of China Mobile Hong Kong Company Limited, the Chairman and Chief Executive Officer of China Mobile International Limited, the Chairman and General Manager of China Mobile Group Beijing Company Limited. Mr. Fan also serves as a Vice General Manager and General Counsel of Unicom Group, a Senior Vice President and General Counsel of A Share Company as well as a Director and Senior Vice President of CUCL. Mr. Fan has extensive experience in management and telecommunications industry.

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APPENDIX II BIOGRAPHIES OF THE PROPOSED DIRECTORS FOR RE-ELECTION

Mrs. Law Fan Chiu Fun Fanny

Independent Non-Executive Director

Aged 67, was appointed in November 2012 as an Independent Non-Executive Director of the Company. Mrs. Law is currently a Member of the Executive Council of the Government of the Hong Kong Special Administrative Region (‘‘HKSAR’’), the Special Adviser to the China-US Exchange Foundation, a Director of the Fan Family Trust Fund and the Honorary Principal  of  Ningbo  Huizhen Academy. Besides, Mrs. Law is an Independent Non-Executive Director of CLP Holdings Limited, Nameson Holdings Limited and Minmetals Land Limited (all listed on the Hong Kong Stock Exchange), as well as External Director of China  Resources (Holdings) Co., Limited. Mrs.  Law served as a Deputy of HKSAR to the National People’s Congress of the People’s Republic of China, Chairman of the Board of Directors of Hong Kong Science and Technology Parks  Corporation and an Independent Non-Executive Director of DTXS Silk Road Investment Holdings Company Limited. Prior to her retirement from the civil service in 2007, Mrs. Law was the Commissioner of the Hong Kong Independent Commission Against Corruption. During her 30 years as an Administrative Officer, Mrs. Law has worked in many fields, including medical and health, economic services, housing, land and planning, home affairs, social welfare, civil service, transport and education. Mrs. Law graduated from the University of Hong Kong with an Honours degree in Science, and in 2009 was named an outstanding alumnus of the Science Faculty of the University of Hong Kong. She received a Master degree in Public  Administration from  Harvard University and was named a Littauer Fellow of Harvard University. She also holds a Master degree in Education from the Chinese University of Hong Kong and is a Fellow of The Hong Kong Institute of Directors.

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NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the Annual General Meeting of China Unicom (Hong  Kong)  Limited (the ‘‘Company’’) will be held on 25 May 2020 at 11 : 00 a.m. at Four Seasons Grand Ballroom, Level 2, Four Seasons Hotel Hong Kong, 8  Finance Street, Central, Hong Kong and    China Unicom Building, 21 Financial Street, Xicheng District, Beijing, P.R.C. concurrently by electronic means, for the following purposes:

AS ORDINARY BUSINESS:

1.	To receive and consider the financial statements and the Reports of the Directors and of the Independent Auditor for the year ended 31 December 2019.

2.	To declare a final dividend for the year ended 31 December 2019.

3.	To re-elect Directors and to authorise the Board of Directors to fix the remuneration of the Directors.

4.

To re-appoint KPMG and KPMG Huazhen LLP as the auditors of the Group for Hong Kong financial reporting and U.S. financial reporting purposes, respectively, and to authorise the Board of Directors to fix their remuneration for the year ending 31 December 2020.

And as Special Business, to consider and, if thought fit, to pass the following resolutions as ordinary resolutions:

ORDINARY RESOLUTIONS

5.	‘‘THAT:

(a)

subject to paragraphs (b) and (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to purchase shares in the capital of the Company including any form of depositary receipts representing the right to receive such shares (the ‘‘Shares’’) on The Stock Exchange of Hong Kong Limited (the ‘‘Stock Exchange’’) or any other stock exchange recognised for this purpose by the Securities and Futures Commission of Hong Kong and the Stock Exchange in accordance with all applicable laws including the Code on Share Buy-backs and the Rules Governing the Listing of Securities on the Stock Exchange (the ‘‘Listing Rules’’) as amended from time to time be and is hereby generally and unconditionally approved;

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NOTICE OF ANNUAL GENERAL MEETING

(b)

the aggregate number of Shares which may be purchased or agreed conditionally or unconditionally to be purchased by the Directors pursuant to the approval in paragraph (a) above shall not exceed 10% of the total number of the Shares in issue at the date of passing this Resolution, and the said approval shall be limited accordingly;

(c)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)

the expiry of the period within which the next annual general meeting of the Company is required by the Company’s articles of association (the ‘‘Articles of Association’’) or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting.’’

6.	‘‘THAT:

(a)

subject to paragraph (c) below, the exercise by the Directors during the Relevant Period (as hereinafter defined) of all the powers of the Company to allot, issue and deal with additional Shares and to make or grant offers, agreements and options which might require the exercise of such powers be and are hereby generally and unconditionally approved;

(b)

the approval in paragraph (a) shall authorise the Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c)

the aggregate number of Shares allotted, issued and dealt with or agreed conditionally or unconditionally to be allotted, issued and dealt with (whether pursuant to an option or otherwise) by the Directors pursuant to the approval in paragraph (a), otherwise than pursuant to (i) a Rights Issue (as hereinafter defined),

(ii) the exercise of options granted under any share option scheme adopted by the Company or (iii) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares in accordance with the Articles of Association, shall not exceed the aggregate of: (1) 20% of the total number of Shares in issue at the date of passing this Resolution, plus (2) (if the Directors are so authorised by a separate ordinary resolution of the shareholders of the Company) the aggregate number of Shares bought back by the Company subsequent to the passing of this Resolution (up to a maximum number equivalent to 10% of the total number of Shares in issue at the date of passing this Resolution), and the said approval shall be limited accordingly; and

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NOTICE OF ANNUAL GENERAL MEETING

(d)	for the purpose of this Resolution:

‘‘Relevant Period’’ means the period from the passing of this Resolution until the earlier of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiry of the period within which the next annual general meeting of the Company is required by the Articles of Association or the Companies Ordinance to be held; and

(iii)	the revocation or variation of the authority given to the Directors under this Resolution by ordinary resolution of the Company’s shareholders in general meeting; and

‘‘Rights Issue’’ means an offer of shares open for a period fixed by the Directors to holders of Shares on the register of members on a fixed record date in proportion to their then holdings of such Shares on such record date (subject to such exclusion or other arrangements as the Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of, any recognised regulatory body or any stock exchange in any territory applicable to the Company) and an offer, allotment or issue of shares by way of rights shall be construed accordingly.’’

7.	‘‘THAT the Directors be and are hereby authorised to exercise the powers of the Company referred to in paragraph (a) of Resolution 6 in respect of the share capital of the Company referred to in sub-paragraph (2) of paragraph (c) of such resolution.’’

By Order of the Board of China Unicom (Hong Kong) Limited Yung Shun Loy Jacky Company Secretary

Hong Kong, 15 April 2020

Notes:

1.

In light of the COVID-19 pandemic, the Company will implement certain precautionary measures at the Annual General Meeting in the interests of the health and safety of our shareholders, directors, staff and other participants of the Annual General Meeting, which include without limitation:

(i)	requiring all attendees of the Annual General Meeting be subject to body temperature screening;
(ii)	requiring all attendees of the Annual General Meeting to wear surgical mask before they are permitted to attend, and during their attendance of the Annual General Meeting; and
(iii)	no distribution of souvenir and no refreshment will be served by the Company at the Annual General Meeting this year.

Should anyone seeking to attend the Annual General Meeting decline to comply with these precautionary measures or has fever-like or otherwise unwell symptoms, the Company reserves the right to refuse such person’s admission to the Annual General Meeting.

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NOTICE OF ANNUAL GENERAL MEETING

2.

Any member entitled to attend and vote at the Annual General Meeting is entitled to appoint one or more proxies to attend and vote on his/her behalf. The proxy needs not be a member of the Company. Shareholders are kindly reminded that subject to the situation of COVID-19 pandemic at the time of the Annual General Meeting, the attendance at the Annual General Meeting may pose a health risk to the attendees. Shareholders should assess for themselves whether they should attend in person. Shareholders may consider appointing the chairman of the Annual General Meeting as his/her proxy to vote on the resolutions, instead of attending the Annual General Meeting in person.

3.	Details of the resolutions stated above are set out in the 2019 annual report and the circular dated 15 April 2020 of the Company.

4.

In order to be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed, or a notarially certified copy thereof, must be deposited at the Company’s share registrar, Hong Kong Registrars Limited, at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, at least 48 hours before the time for holding the Annual General Meeting. Completion and return of a proxy form will not preclude a member from attending and voting in person if he/she is subsequently able to be present.

5.

The Directors have recommended a final dividend for the year ended 31 December 2019 of RMB0.148 per share (the ‘‘2019 Final Dividend’’) and subject to the passing of the Resolution 2 above, the 2019 Final Dividend is expected to be paid in Hong Kong dollars on or about 19 June 2020 to those shareholders whose names appear on the Company’s register of shareholders on 3 June 2020.

6.

For the purpose of ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting (and any adjournment thereof), and entitlement to the 2019 Final Dividend, the register of members of the Company will be closed. Details of such closures are set out below:

(1)	For ascertaining the shareholders’ rights to attend and vote at the Annual General Meeting:

Latest time to lodge transfer documents for registration Closure of register of members Record date	4 : 30 p.m. of 15 May 2020 From 18 May 2020 to 25 May 2020 18 May 2020

(2)	For ascertaining the shareholders’ entitlement to the 2019 Final Dividend:

Latest time to lodge transfer documents for registration Closure of register of members	4 : 30 p.m. of 2 June 2020 3 June 2020
Record date	3 June 2020

During the above closure periods, no transfer of shares will be registered. To be eligible to attend and vote at the Annual General Meeting, and to qualify for the 2019 Final Dividend, all transfers, accompanied by the relevant certificates, must be lodged with the Company’s Share Registrar, Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong, by no later than the aforementioned latest times.

7.

In relation to the Ordinary Resolution set out in item 3 of the Notice, Mr. Li Fushen, Mr. Fan Yunjun and Mrs. Law Fan Chiu Fun Fanny will retire at the Annual General Meeting and, being eligible, offer themselves for re-election.

8.

All resolutions proposed at the Annual General Meeting will be voted by poll. The poll results will be published on the Company’s and The Stock Exchange of Hong Kong Limited’s websites after the Annual General Meeting.

9.

Shareholders are suggested to call our Share Registrar’s hotline at (852) 2862 8648 for arrangements of the Annual General Meeting in the event, such as a No. 8 (or above) typhoon or black rainstorm warning signal is hoisted or ‘‘extreme conditions after super typhoon’’ announced by the Government is in force in Hong Kong on the day of the Annual General Meeting. Shareholders should decide on their own whether they would attend the Annual General Meeting under bad weather conditions bearing in mind their own situation.

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NOTICE OF ANNUAL GENERAL MEETING

10.	If Shareholders have any questions relating to the arrangement of Annual General Meeting, please contact the Company’s Share Registrar.

Hong Kong Registrars Limited 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong E-mail: hkinfo@computershare.com.hk Tel: 852 2862 8688 Fax: 852 2865 0990

As at the date of this announcement, the board of directors of the Company comprises:

Executive directors	: Wang Xiaochu, Li Fushen, Zhu Kebing and Fan Yunjun

Non-executive director	: Cesareo Alierta Izuel

Independent non-executive directors	: Cheung Wing Lam Linus, Wong Wai Ming,
Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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